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                                   EXHIBIT 4.3

                                  AMENDMENT TO
                        TELECOMMUNICATION PRODUCTS, INC.
                     NON-EMPLOYEE DIRECTORS AND CONSULTANTS
                               RETAINER STOCK PLAN


This Amendment, dated March 10, 2003, shall Amend the plan known as the "Telecommunication Products, Inc. Non-Employee Directors and Consultants Retainer Stock Plan" and is hereinafter referred to as the "Plan". The purposes of the Plan are to enable Telecommunication Products, Inc., a Colorado corporation ("Company"), to promote the interests of the Company and its shareholders by attracting and retaining non-employee Directors and Consultants capable of furthering the future success of the Company and by aligning their economic interests more closely with those of the Company's shareholders, by paying their retainer or fees in the form of shares of the Company's common stock, par value one tenth of one cent ($0.001) per share (Common Stock").


Section 11, shall be amended as follows:

11. Shares Available.

Subject to Section 12 below, the maximum number of shares of Common Stock which may in the aggregate be paid as Stock Retainers pursuant to the Plan is Eight Million (8,000,000). Shares of Common Stock issueable under the Plan may be taken from treasury shares of the Company or purchased on the open market.


IN WITNESS WHEREOF, this Amendment to the Plan has been executed as of the 10th day March, 2002.

                        TELECOMMUNICATION PRODUCTS, INC.

                             BY: /S/ ROBERT RUSSELL
                           -------------------------
                           ROBERT RUSSELL, PRESIDENT